Exhibit 99.1
NEWS RELEASE for April 6, 2009
Contact:

Investor Relations/ Financial Media:	Company:
Capital Link, Inc.	Oceanaut, Inc.
Nicolas Bornozis	Lefteris Papatrifon
President	Chief Financial Officer
230 Park Avenue	17th Km National Road Athens-Lamia & Finikos Street
Suite 1536	145 64 Nea Kifisia
New York, NY 10169	Athens, Greece
Tel. +1 (212) 661-7566	Tel: +30 (210) 6209-520
Fax: +30 (210) 6209-528

E-mail:	nbornozis@capitallink.com	E-Mail:	info@oceanautinc.com
	www.capitallink.com		www.oceanautinc.com
OCEANAUT, INC. SHAREHOLDERS
APPROVE DISSOLUTION AND LIQUIDATION
Athens, Greece — April 6, 2009 — Oceanaut, Inc., (NYSE AMEX: OKN; OKN.U; OKN.WS; the “Company” or “Oceanaut”) announced today that its shareholders have approved the dissolution and liquidation of the Company.
As set forth in the Company’s Amended and Restated Articles of Incorporation, the officers of the Company will proceed to take action to dissolve the Company and distribute the funds in the Company’s trust account to those shareholders holding shares of the Company’s common stock sold in the Company’s initial public offering and to Excel Maritime Carriers Ltd. with respect to the shares of common stock included in 625,000 of the 1,125,000 of its insider units. The Company has instructed its transfer agent, Continental Stock Transfer & Trust Company, to close its stock transfer books as of the close of business on April 13, 2009 and the NYSE AMEX will suspend trading. The distributions are expected to be made on or about April 14, 2009.
As a result the Company expects to liquidate the amounts held in its trust account, which consist of the proceeds from the Company’s initial public offering and accrued interest (net of applicable taxes). Payable upon presentation, liquidating distributions of approximately $8.26 per share of common stock will be made to holders of shares of common stock issued in the Company’s initial public offering and to Excel Maritime Carriers Ltd. with respect to the shares of common stock included in 625,000 of the 1,125,000 of its insider units. No payments will be made with respect to any of the Company’s outstanding warrants or to any of the Company’s initial shareholders with respect to the shares owned by them prior to the initial public offering (except for Excel Maritime Carriers Ltd. with respect to the shares of common stock included in 625,000 of the 1,125,000 of its insider units).
The Company will file a Certificate of Termination of Registration on Form 15 with the Securities and Exchange Commission for the purpose of deregistering its securities under the Securities and Exchange Act of 1934, as amended. As a result, the Company will no longer be a public reporting company and its securities will cease trading on the NYSE AMEX.

Forward Looking Statements
This release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements. Oceanaut assumes no obligation to update any forward-looking statements.
About Oceanaut, Inc.
Oceanaut, Inc. (NYSE AMEX: OKN; OKN.U; OKN.WS) is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.